United States securities and exchange commission logo





                             November 30, 2022

       Jeffrey Tirman
       Chief Executive Officer
       Abri SPAC I, Inc.
       9663 Santa Monica Blvd., No. 1091
       Beverly Hills, CA 90210

                                                        Re: Abri SPAC I, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed November 3,
2022
                                                            File No. 333-268133

       Dear Jeffrey Tirman:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 Filed November 3, 2022

       Cover Page

   1. We note your disclosure on page 17 that if Abri public stockholders redeem more than
                                                        31.25% of their
publicly owned shares of Abri Common Stock, DLQ Parent will
                                                        beneficially own a
majority of Abri Common Stock. Please revise your prospectus cover to include comparable
disclosure that identifies the party that will exercise control over the post-combination
company. In addition, identify any DLQ Parent Stockholders that will exercise control
over the post-combination company as a result of their indirect holdings through DLQ
Parent and their direct holdings as a result of the Distribution.
   2. Disclose the national securities exchange where the securities of the post-combination company will be listed.
Refer to Item 501(b)(4) of Regulation S-K.
 Jeffrey Tirman
FirstName
Abri SPACLastNameJeffrey   Tirman
            I, Inc.
Comapany 30,
November   NameAbri
                2022 SPAC I, Inc.
November
Page  2    30, 2022 Page 2
FirstName LastName
Questions and Answers About the Proposals
Q: What equity stake will current stockholders of Abri, DLQ and DLQ Parent Stockholders hold..., page 8

3. Please revise to include a cross reference to the full analysis of the different ownership
         scenarios on pages 30-31 in the section    Ownership of the Combined
Company After the
         Closing.    Make conforming changes on page 84 as well.
Q: What interests does the Sponsor and its affiliates have in the Business Combination?, page 10

4. Please revise to address and quantify the potential payments to the Sponsor under the Warrant Revenue Sharing Side Letter, the Sponsor Earnout Shares, the potential financing source agreement, and payments made to date by the Sponsor to extend Abri's deadline to complete a business combination. In this regard, it appears Abri previously extended the deadline to complete a business combination from August 12, 2022 to
         February 12, 2023, and Abri is seeking to further extend the deadline to August 12, 2023.
         Quantify the aggregate dollar amount of what the Sponsor and its affiliates have at risk that depends on completion of a business combination. Ensure your disclosure on pages
         33 and 84 is consistent with the disclosure here.
Q: What are the reasons for the Board's recommendation regarding the Business Combination with DLQ?, page 12

5. We note your disclosure here that the Board is obtaining a fairness opinion for this transaction, yet your disclosure on pages 77-83 indicates the Board did not obtain a fairness opinion and does not reference a forthcoming opinion. Please tell us whether the
         Board is currently in the process of obtaining a fairness opinion, and if so, confirm that you will include the relevant disclosure in your filing upon delivery of the opinion.
Merger Agreement, page 22

6. Please revise your diagram of the Post Merger - Combined Company on page 22 to include the Sister Companies and other subsidiaries of DLQ Parent. Please also revise to reflect the fact the the DLQ Parent Stockholders will hold shares of the post-combination company both directly and indirectly through DLQ Parent. Include a similar diagram in the "Information About DLQ" section beginning on page 112 to give investors context for the relationship between DataLogiq, Logiq, and the Sister Companies post-merger.
Maximum Redemption Calculation, page 23

7. Please include comparable disclosure for the interim redemption scenario.
Parent Stockholder Support Agreement, page 27

8. We note your disclosure that Abri and a certain stockholder of Abri entered into the Parent
         Stockholder Support Agreement, pursuant to which they agreed to vote all shares of Abri
 Jeffrey Tirman
Abri SPAC I, Inc.
November 30, 2022
Page 3
         Common Stock beneficially owned by them, including any additional shares of Abri they acquire ownership of, in favor of the Parent Proposals. With respect to the additional shares of Abri they may acquire, confirm your intent to comply, and revise your disclosure accordingly, with the conditions set forth in the Compliance and Disclosure
         Interpretation located at Question 166.01 of the Tender Offers and Schedules
         interpretations, located on the SEC's website.
Selected Historical Financial Data of Abri, page 37

9. The amount of working capital as of December 31, 2021 of $(210,999) as disclosed on page 37 does not agree to the amount indicated by Abri's consolidated balance sheet on page F-3. Please reconcile and revise these disclosures.
Risk Factors, page 40

10. We note your cross reference to a risk factor addressing the risks of being a "controlled company" on page 17, yet it does not appear such risk factor has been included. Please revise to provide such risk factor disclosure.
11. Please include a risk factor discussing the anti-takeover provisions that are included in the proposed charter and bylaws, such as the limitations on who may call a special meeting of stockholders, the advance notice requirements for bringing stockholder actions, and the inability of stockholders to act by written consent. We also note that your disclosure suggests, and the proposed charter provides, that stockholders may not act by written consent, but Section 2.9 of the proposed bylaws appears to permit stockholders to act by written consent. Please revise for consistency.
12. Please include a risk factor addressing the provision in the proposed charter waiving the corporate opportunities doctrine.
13. Please include a risk factor addressing the ramifications of failing to obtain an additional
         $25 million under the potential financing source agreement referenced on page 25 and in
         Section 7.10 of the Merger Agreement, including the risk that this will leave the post-
         merger entity under-capitalized. In this regard, we note that it appears there is no minimum cash condition, and we note your disclosure on page F-70 that "the future viability of the company beyond June 30, 2022 is largely dependent on funding from
         Logiq, Inc. or additional sources of financing."
DLQ may be subject to fines or other penalties imposed by the Internal Revenue Service..., page
40
FirstName LastNameJeffrey Tirman
14. To the extent practicable, quantify the anticipated amounts owed, including penalties, to
Comapany    NameAbri
       the IRS.  In thisSPAC
                         regard,I, we
                                   Inc.note the DLQ financial projections on
page 82 appear to
       suggest
November        you expect
            30, 2022  Page 3a $2.6M income tax expense in 2023.
FirstName LastName
 Jeffrey Tirman
FirstName
Abri SPACLastNameJeffrey   Tirman
            I, Inc.
Comapany 30,
November   NameAbri
                2022 SPAC I, Inc.
November
Page  4    30, 2022 Page 4
FirstName LastName
Merger Agreement
Conditions to Closing, page 73

15. We note your disclosure that, prior to closing, DLQ Parent shall have transferred all of the
         Intellectual Property assets of Rebel AI, Inc. and all of the Intellectual Property assets of
         Fixel AI, Inc. to DLQ, and that all the Related Company Outbound IP Agreements and all
         Related Company Customer Agreements (as such terms are defined in the Merger
         Agreement) have been cancelled or terminated or have expired on their own terms. When available, please describe the material terms of these agreements in the filing and file them as exhibits to the registration statement.
Warrant Revenue Sharing Side Letter, page 76

16. Your disclosure indicates that Abri, DLQ and Sponser will enter into a letter agreement pursuant to which Abri and DLQ will divide the proceeds arising from the exercise of the warrants issued as part of the Abri Units sold in its initial public offering whereby twenty percent (20%) of the Warrant Exercise Price received in cash by Abri shall be delivered to the Sponsor in cash or immediately available funds not later than three (3) days following
         Abri   s receipt of the cash exercise price of any Warrant. Please tell us how you plan to
         account for this arrangement when the warrants are exercised. Also, please indicate whether any effect has been given to this arrangement in the pro forma financial information included on pages 134 through 143 of your registration statement.
Background of the Business Combination
Prior Merger Discussions with Apifiny Inc., page 78

17. Please disclose why the parties terminated the Merger Agreement between Abri and
         Apifiny.
Background of the Proposed Business Combination with DLQ, page 78

18. We note your disclosure that in October 2021, members of Abri management had an introductory meeting in New York with Brent Suen, the Chief Executive Officer of DLQ.
         Please disclose which party made the initial contact.
19. Please provide a detailed description of the negotiations regarding the letter of intent that was executed on July 30, 2022, including the material terms of the initial draft, the material terms included in the final executed version, and how the material terms evolved over the course of the negotiations. Please include enough information so that investors can fully understand how the final terms were negotiated and ultimately determined.
20. Please revise to discuss in greater detail how the valuation of DLQ was determined and the specific negotiations that resulted in the $144 million amount. For example, it is not clear which party proposed the initial valuation, what the initial proposal was, and if and how the amount evolved throughout the negotiations. If no other valuation amount was considered by the Board, specifically state as much. In addition, disclose whether and
 Jeffrey Tirman
FirstName
Abri SPACLastNameJeffrey   Tirman
            I, Inc.
Comapany 30,
November   NameAbri
                2022 SPAC I, Inc.
November
Page  5    30, 2022 Page 5
FirstName LastName
         how the Board considered the valuation of DLQ Parent as quoted on OTCQX in their analysis and evaluation.
21. We note your disclosure on page 25 and Section 7.10 of the Merger Agreement that DLQ,
         Abri, and the Sponsor shall each use commercially reasonable efforts to enter into a mutually acceptable agreement that provides that Sponsor shall be the exclusive financing source of DLQ and Abri after the Business Combination in an amount which shall not exceed $25 million. Please clarify whether the agreed valuation of $114 million reflects this expected $25 million additional financing. Disclose any discussions about the need to obtain additional financing for the combined company, such as this provision in the
         Merger Agreement, and any negotiations or marketing processes undertaken to date.
22. We note your disclosure on pages 78-79 that reflect various exchanges of initial comments and revised drafts and discussions among the parties of both the Merger Agreement and the ancillary agreements. Please amend your disclosure to describe the material content of these discussions, including the positions of the parties and the terms that were negotiated by the parties throughout this period, including, but not limited to, the type of consideration to be paid, the earnout shares, the warrant revenue sharing arrangement, the financial projections and any discussions relating to the assumptions underlying such projections, the control and governance of the post-combination company, director designation rights and organizational documents, and the lock up agreements. If applicable, describe how any material terms differed from the letter of intent.
23. Please disclose when Abri's Board approved the Merger Agreement and who participated in the meeting.
24. Abri's charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
25. We note that Chardan performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination.
         Please quantify the aggregate fees payable to Chardan that are contingent on completion of the business combination.
The Board's Discussion of Valuation and Reasons for the Approval of the Business
Combination, page 79

26. We note your disclosure that "We believe that DLQ, which is in need of growth capital, will be able to grow faster and smarter with proper access to capital which being public affords." Please explain why this was a factor that supported the Board's decision to recommend the transaction when DLQ currently has access to capital in the public markets via DLQ Parent.
Certain DLQ Projected Financial Information, page 80

27. We note your disclosure on page 81 that "the inclusion of the unaudited projected financial information in this joint proxy statement/prospectus should not be...deemed an
 Jeffrey Tirman
Abri SPAC I, Inc.
November 30, 2022
Page 6
         admission or representation by DLQ, Abri or any of their respective affiliates that it is or they view it as material information of DLQ, and in fact, none of the foregoing view the unaudited projected financial information as material because of the inherent risks and uncertainties associated with such long-term projections." Please remove this disclaimer from your filing. We also note your disclosure on page 82 that "stockholders are cautioned not to place undue, if any, reliance on these projections." Please remove the "if any" language.
28. Please provide more detail and quantify, where applicable, the underlying assumptions discussed on page 82. For example, elaborate on the geographic markets in which DLQ
         plans to expand, and quantify the growth of DLQ   s current businesses
and sales and
         marketing efforts you reference.
DLQ Valuation, page 83

29. Please further revise this disclosure to explain how the companies selected are reasonably comparable and provide more detail regarding the criteria you considered in their selection. Please disclose the type of business of each of the guideline companies.
30. We note you cite "Benchmark" as a source for the table of comparable company data.
         Please explain the role of Benchmark in this transaction, tell us whether Benchmark was engaged as an advisor to either DLQ or Abri, and whether Benchmark provided to the
         Board any reports contemplated by Item 4(b) of Form S-4.
Material U.S. Federal Income Tax Consequences
Material U.S. Federal Income Tax Consequences of the Business Combination to Holders of
DLQ Parent Common Stock, page 103

31. We note your disclosure that DLQ and Abri intend that, for U.S. federal income tax
         purposes, the Business Combination will qualify as a    reorganization
   within the meaning
         of Section 368(a) of the Code. Please revise to provide a tax opinion related to the material tax consequences of the Business Combination to both Abri and DLQ Parent
         Stockholders. Refer to Section III.A.2 of Staff Legal Bulletin No. 19. Please also revise the section throughout to remove any inappropriate disclaimers or limitations on reliance.
         Refer to Section III.D.1 of Staff Legal Bulletin No. 19.
Management's Discussion and Analysis of Financial Condition and Results of Operations of Abri
Results of Operations, page 109
FirstName LastNameJeffrey Tirman
32. Please revise to include a discussion of the results of operations for the period from March
Comapany    NameAbri
       18, 2021        SPACtoI,December
                (inception)     Inc.      31, 2021 for Abri SPAC I. Refer to
Instruction 1 to
       Item30,
November    303(b)
               2022ofPage
                       Regulation
                           6       S-K.
FirstName LastName
 Jeffrey Tirman
FirstName
Abri SPACLastNameJeffrey   Tirman
            I, Inc.
Comapany 30,
November   NameAbri
                2022 SPAC I, Inc.
November
Page  7    30, 2022 Page 7
FirstName LastName
Information About DLQ, page 112

33. In an appropriate place in this section, please revise to describe DLQ's relationship with the Sister Companies post-business combination, and in particular, post transfer of intellectual property, as described in the Merger Agreement.
34. Please describe the material terms of DLQ's standard contracts for each of its service offerings. For example, you disclose that you enter into contracts that provide for your lead generation services, you license certain software technology, you provide subscription services, and you provide branding and digital marketing agency services.
Market Opportunity, page 114

35. Please revise to describe the geographic areas covered by the market figures you cite.
Revenue Model, page 116

36. Please include a breakdown of the revenue generated by each business unit or type of service offering.
Major Customers, page 121

37.      We note your disclosure that DLQ   s top five buyers have provided
over 68% of lead
         generation revenues through the first nine months of 2022. We also note your disclosure on page F-57 that approximately 21% and 31% of gross revenues were generated from three customers during the years ended December 2021 and 2020, respectively. Please identify these major customers in your filing and identify any overlap between these two categories, describe the material terms of any arrangements with these customers, and to the extent you have entered into agreements with these customers, file such agreements as exhibits to your registration statement. Alternatively, tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K. Lastly, include related risk factor disclosure about your concentration of customers.
Intellectual Property, page 122

38.      Please disclose the duration of your patent.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
DLQ
Consolidated Results of Operations, page 126

39. Please revise to include a discussion of financial condition, results of operations and cash flows for the years ended December 31, 2021 and 2020 for DLQ, Inc. Refer to Instruction
         1 to Item 303(b) of Regulation S-K.
 Jeffrey Tirman
FirstName
Abri SPACLastNameJeffrey   Tirman
            I, Inc.
Comapany 30,
November   NameAbri
                2022 SPAC I, Inc.
November
Page  8    30, 2022 Page 8
FirstName LastName
Selected Unaudited Pro Forma Condensed Combined Financial Information
Summary Unaudited Pro Forma Condensed Combined Statement of Operations, page
131

40.      Please revise to also disclose your pro forma combined net income
(loss) for the six
         months ended June 30, 2022 and the year ended December 31, 2021 under both the no redemption and maximum redemption scenarios.
Comparative Historical and Unaudited Pro Forma Combined Per Share Financial Information, page 132

41. Based upon your disclosure in footnote (2), we are unclear as to how DataLogiq, Inc.'s equivalent per share pro forma net loss, basic and diluted amounts, assuming maximum redemption for the six months ended June 30, 2022 and December 31, 2021 were calculated or determined. Please explain in further detail how these amounts were determined.
Accounting Treatment for Earnout, page 134

42. Your disclosure on page 134 indicates that the accounting treatment of the earnout arrangements is being evaluated to assess if the arrangements qualify as equity classified instruments or liability classified instruments, including evaluating if the earnout triggering events include events or adjustments that are not considered indexed to the fair value of the New DLQ common stock. Your disclosure also indicates that if the earnout arrangements are required to be accounted for as liabilities, they will be recognized at fair value upon the closing of the business combination and remeasured to fair value at each balance sheet date in future reporting periods with changes in fair value recorded in the
         New DLQ consolidated statement of operations. You further indicate that you expect to finalize your assessment of the accounting treatment prior to the closing of the business combination and will record any such impact in your financial statements accordingly.
         Given that your planned accounting treatment for these earnout provisions is incomplete, please revise to provide a description of the information that is required to complete your assessment including, if material, the uncertainties affecting the pro forma financial information and the possible consequences of their resolution; an indication of when the accounting is expected to be finalized; and other available information that will enable a reader to understand the magnitude of any potential adjustments to the measurements depicted. Refer to the guidance in Rule 11-02(a)(11)(ii)(B) of Regulation S-X.
43. Your disclosure on page 135 indicates that the merger is expected to be accounted for as a reverse recapitalization in accordance with GAAP because DLQ has been determined to be the accounting acquirer under ASC 805. Please expand your disclosure to explain what factors outlined in ASC 805-10-55-12 were considered in making your determination that
         DLQ is the accounting acquirer.
 Jeffrey Tirman
FirstName
Abri SPACLastNameJeffrey   Tirman
            I, Inc.
Comapany 30,
November   NameAbri
                2022 SPAC I, Inc.
November
Page  9    30, 2022 Page 9
FirstName LastName
Unaudited Pro Forma Combined Condensed Financial Information
Basis of Presentation, page 134

44. Your disclosure in the first paragraph on page 134 indicates that the historical financial information has been adjusted on a pro forma basis to reflect factually supportable items that are directly attributable to the merger and with respect to the combined condensed statement of operations only, expected to have a continuing impact on the consolidated results of operations. Please note that Article 11 of Regulation S-X has been revised to eliminate the requirement that pro forma adjustments to the statement of operations have a continuing impact on consolidated results of operations and adjustments for non-recurring items are now required in the pro forma consolidated statement of operations if they represent transaction adjustments related to the merger. Accordingly, please revise your pro forma statement of operations for the year ended December 31, 2021 to include an adjustment for the merger related costs included in adjustment (B) to your pro forma balance sheet. Furthermore, Rule 11-02(a)11 requires that the accompanying explanatory notes must disclose revenues, expenses, gains and losses and related tax effects which will not recur in the income of the registrant beyond 12 months after the transaction. Please disclose in your footnotes that these expenses will be non-recurring in nature.
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 138

45. Refer to footnote (H). Please disclose how you determined the amount for redemption of the Abri shares subject to redemption under the full redemption scenario.
46. Please revise the pro forma balance sheet to include a pro forma adjustment giving effect to the transaction described in footnote (I). Also, please explain in footnote (I) how the amount of this adjustment was determined including the number of warrants exercised and the related exercise price.
47. Refer to footnote (G). Please explain in this footnote why the Abri pre-merger private warrant liability and the convertible debt are being converted into equity in connection with the merger transaction.
Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended
December 31, 2021, page 140

48. The weighted common shares outstanding, basic, for DLQ of 7,461,998 as disclosed on page 140 does not agree to the number disclosed on DLQ's statement of operations for this period on page F-51. Please reconcile and revise these disclosures. Notes to Unaudited Pro Forma Condensed Combined Financial Statements
1. Basis of Presentation and Accounting Policies, page 141

49. Your disclosure in the first paragraph on page 141 indicates that the merger is expected to be accounted for as a reverse recapitalization in accordance with GAAP because DLQ has been determined to be the accounting acquirer under ASC 805 under the no-redemption
 Jeffrey Tirman
Abri SPAC I, Inc.
November 30, 2022
Page 10
         scenario. Please revise your disclosure to clarify if DLQ has also been determined to be the accounting acquirer under the maximum redemption scenario.
3. Income (loss) per Share, page 142

50. Your disclosure indicates that the Abri SPAC I public and private warrants have been excluded from the pro forma diluted net loss per share calculations because they are anti-
         dilutive. Please revise to disclose the number of warrants, options and other potentially dilutive securities that could potentially dilute basic EPS in the future but that were excluded from the computation of diluted EPS because their impact was anti-dilutive.
         Refer to the guidance in ASC 260-10-50-1(c).
Directors and Executive Officers of the Combined Company
Officer and Director Compensation Following the Business Combination, page 160

51. We note that Section 8.7 of the Merger Agreement provides that immediately after the
         Closing, Abri shall adopt a new equity incentive plan that will have such number of shares available for issuance in total equal to ten percent (10%) of Abri common stock to be issued and outstanding immediately after the Closing. Please discuss this in your filing.
Description of Abri's Securities, page 163

52. Please revise to include comparable disclosure for the securities of the post-combination company. Refer to Item 4(a)(3) of Form S-4.
Certain Relationships and Related Party Transactions
Consulting Agreements, page 175

53. Please disclose the approximate dollar value of the amount involved in the transaction.
         Refer to Item 404(a)(3) of Regulation S-K.
DLQ Related Person Transactions, page 177

54. Provide the disclosure required by Item 404(a) of Regulation S-K. DLQ Inc. Carve Out Consolidated Financial Statements for the Years Ended December 31, 2021
and 2020
Carve-out Consolidated Statements of Stockholder's Equity
For the Years Ended December 31, 2021 and 2020, page F-52

55. Please revise to include an analysis of the changes in each caption of stockholders'
       equity presented in the balance sheets including both additional paid-in capital and
FirstName LastNameJeffrey Tirman
       accumulated deficit. The statement should also be revised to show changes in the
Comapany   NameAbri
       Company's       SPAC
                   number   of I,outstanding
                                  Inc.       shares for each period presented.
Refer to the guidance
       in Rule
November       3-04 of
           30, 2022    Regulation
                     Page  10         S-X.
FirstName LastName
 Jeffrey Tirman
FirstName
Abri SPACLastNameJeffrey  Tirman
            I, Inc.
Comapany 30,
November   NameAbri
                2022 SPAC I, Inc.
November
Page  11 30, 2022 Page 11
FirstName LastName
Notes to Carve-Out Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Basis of Presentation and Principles of Consolidation, page F-54

56. Please explain and disclose the basis of presentation for the carve-out financial statements of DLQ Inc. from the Logic, Inc. audited financial statements for the years ended
         December 31, 2021 and 2020. In your disclosure, explain the methods used for the allocation of any corporate costs of Logic Inc. in the separate financial statements of DLQ
         Inc., including corporate overhead and general and administrative expenses and provide an assertion by management that the methods used for any allocated costs are reasonable.
         In addition, since agreements with related parties are by definition not at arms-length and may be changed at any time, please disclose if practicable, management s estimate of what the expenses would have been on a stand-alone basis, that is, the cost that would have been incurred if the subsidiary had operated as an unaffiliated entity. The disclosure should be presented for each year for which an income statement is provided. Refer to the guidance in SAB Topic 1.B.1.
Note 3. Acquisition, page F-58

57. Please revise your disclosure to clarify that the acquisition of Push Holdings, Inc. was consummated by Logic, Inc. We note that Logic, Inc. is disclosed as the acquirer of this entity in its Form 10-K for the year ended December 31, 2020.
Note 5 - Revenue Recognition, page F-59

58. Please revise to provide the disaggregated disclosures with respect to your revenues as required by ASC 606-10-50-5 and the disclosures required by ASC 606-10-50-8 with respect to your contract balances. Alternatively, please explain why you do not believe additional disclosures are required.
Note 8. Income Tax, page F-60

59. Please provide disclosure indicating that DLQ, Inc. is part of a consolidated tax group with Logic, Inc. or explain why this is not applicable. Refer to ASC 740-10-50-17. Also, please clarify whether the tax provision reflected in the carve-out financial statements of
         DLQ Inc. has been prepared on a separate return basis. Refer to the guidance in SAB
         Topic 1:B:1, Question 3.
Note 10. Stockholders' Equity, page F-61

60. Please explain how the outstanding RSUs will be accounted for in connection with the pending merger transaction.
Note 11. Earnings Per Share, page F-62

61. Your disclosure in Note 12 indicates that weighted average shares outstanding, basic and
 Jeffrey Tirman
Abri SPAC I, Inc.
November 30, 2022
Page 12
      diluted, represents management's estimate of outstanding shares at the time of the merger between the Company and ABRI SPAC I, Inc. Please explain to us your basis in
      GAAP for using management's estimate of the weighted-average share outstanding of its parent, Logic, Inc. for the purposes of calculating earnings (loss) per share. Also, please explain why DLQ Inc.'s earnings per share computations are not based on the outstanding common shares of DLQ Inc.
General

62. We note Section 6.6(c) of the Merger Agreement requires that DLQ Parent Stockholders approve the Business Combination. Please tell us how DLQ Parent intends to obtain such stockholder approval. In this regard, we note this filing is as a joint proxy statement/prospectus for only Abri stockholders.
63. We note that Chardan was an underwriter for the initial public offering of Abri and has advised on the business combination transaction with DLQ. Please tell us, with a view to disclosure, whether you have received notice from Chardan or any other financial advisor about it ceasing involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed to Chardan for Abri's initial public offering.
64. Please tell us whether any of the post-combination company directors or officers are located in Hong Kong or China. In this regard, we note your disclosure on page 150 that
      Mr. Suen moved to Hong Kong and China in 2003.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Robert Shapiro at 202-551-3273 or Linda Cvrkel at 202-551-3813 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.



                                                            Sincerely,
FirstName LastNameJeffrey Tirman
                                                            Division of
Corporation Finance
Comapany NameAbri SPAC I, Inc.
                                                            Office of Trade &
Services
November 30, 2022 Page 12
cc:       Alex Weniger-Araujo, Esq.
FirstName LastName